SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from                    to
Commission File Number 000-23817
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Northwest Retirement Savings Plan
B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Northwest Bancorp, Inc.
100 Liberty Street
Warren, Pennsylvania 16365

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Northwest Bancorp, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-41984) on Form S-8 of Northwest Bancorp, Inc. of our report dated June 19, 2006, with respect to the statements of net assets available for benefits of Northwest Retirement Savings Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the related Supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of the Northwest Retirement Savings Plan.
/s/  KPMG LLP
Pittsburgh, Pennsylvania
June 29, 2006

NORTHWEST RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

NORTHWEST RETIREMENT SAVINGS PLAN

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm
The Board of Directors
Northwest Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits for the Northwest Retirement Savings Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at the end of year as of December 31, 2005, is for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/  KPMG LLP
Pittsburgh, Pennsylvania
June 19, 2006

NORTHWEST RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Cash	$206	842
Investments (note 3)	50,768,957	50,304,028
Accrued investment income	26,752	—

Receivables:
Employer contribution (net of forfeitures)	114,162	77,223
Employee contribution receivable	73	2,784

Total receivables	114,235	80,007

Total assets	50,910,150	50,384,877

Net assets available for benefits	$50,910,150	50,384,877

See accompanying notes to financial statements.

2

NORTHWEST RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Additions to net assets attributed to:
Investment income (note 3):
Net appreciation (depreciation) in fair value of investments	$(2,002,551)	4,476,199
Dividends and interest	1,805,853	1,030,763

Total investment income	(196,698)	5,506,962

Contributions:
Employer (net of forfeitures)	969,838	871,501
Participant	2,646,076	2,424,023
Rollovers	419,890	351,507

Total contributions	4,035,804	3,647,031

Total additions	3,839,106	9,153,993

Deductions:
Deductions from net assets attributed to:
Distributions to participants	3,571,825	1,348,657

Total deductions	3,571,825	1,348,657

Net increase	267,281	7,805,336

Transfer from predecessor plans (note 6)	129,813	3,627,351

Transfer from Northwest Savings Bank Employee Stock Ownership Plan (note 7)	128,179	858,553

Net assets available for benefits:
Beginning of year	50,384,877	38,093,637

End of year	$50,910,150	50,384,877

See accompanying notes to financial statements.

3

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan

The following description of the Northwest Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering all full-time and part-time employees of Northwest Savings Bank (the Company). Employees who are twenty-one or older are eligible to contribute to the Plan on the first day of the month following completion of 1,000 hours and six months of service. Participants are eligible to receive employer matching contributions once they have completed 1,000 hours and one year of service. A year of service is defined as 12 consecutive months with at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

Each year, participants may voluntarily contribute up to the maximum percentage of compensation and dollar amount limits as allowed under IRC Section 402(g), not to exceed certain annual limitations established by the Internal Revenue Service ($14,000 limit in 2005 and $13,000 limit in 2004). Participants of the plan who are, or will be, 50 years old or older may elect to defer a Catch-up Contribution in excess of this limit. In 2005, the maximum Catch-up Contribution allowable by the IRS was $4,000. Participants may also contribute amounts representing distributions from other qualified retirement plans. Participant contributions and fund changes are participant directed.

The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Employer matching contributions are allocated in proportion to the employee’s current investment allocation. Additional amounts may be contributed at the option of the Plan’s Administrative Committee. To be eligible for the discretionary contribution, participants must complete 1,000 hours of service during the Plan year. No discretionary contributions were made for 2005 or 2004.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4	(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution plus earnings thereon is based on years of continuous service. Effective January 1, 2002, the vesting schedule is as follows:

Percentage of
Vesting years	interest vested
Fewer than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%
(e)	Investment Options

Effective May 1, 2002, upon enrollment in the Plan, a participant may direct employee contributions in one percentage increments in any of these twelve investment options: Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp, Inc. common stock, Vanguard Balanced Index Fund, FPA Capital Long Term Growth Fund, Vanguard 500 Index Fund, Vanguard Total Bond Market Index Fund, Artisan International Fund, Weitz Value Fund, Vanguard Retirement Savings Trust, Franklin Small Cap Growth II Fund, and T. Rowe Price Mid-Cap Growth Fund. Prior to May 1, 2002, participants had the following eight investment options: Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp, Inc. common stock, Vanguard Balanced Index Fund, FPA Capital Long Term Growth Fund, Fidelity Institutional Cash Money Market Portfolio, Fidelity Ginnie Mae Fund, and T. Rowe Price International Stock Fund. Participants are permitted to change investment elections on a daily basis.

Investments in Northwest Bancorp, Inc. stock are based upon each employee’s investment allocation. Purchases of the stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.

(f)	Benefit Payments

Upon termination of service, permanent disability, retirement or death, a participant may receive a lump sum amount equal to the value of the participant’s vested interest in their account.

Active participants may apply for a hardship withdrawal for the purchase of the participant’s principal residence, to pay tuition or related post-secondary educational expenses, to pay certain medical or funeral expenses, or to prevent eviction from or foreclosure on the participant’s principle residence. At anytime, active participants may elect to withdrawal all or a portion of their roll-over or transfer Contributions.

(g)	Loans to Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of vested balance or $50,000, whichever is less. The loans are secured by the balances in the participants account and bear interest at a fixed rate of prime plus 1%. All loans are subject to specific repayment terms and must be repaid within a five-year period. Each participant is granted one loan at a time.

5	(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(h)	Forfeitures

Forfeited nonvested account balances are used to reduce employer contributions. Forfeitures amounted to $12,455 and $34,356 for the years ended December 31, 2005 and 2004, respectively.
(2)	Summary of Significant Accounting Policies
(a)	General

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Contributions

Participant contributions are recorded in the month in which they are withheld from the participant’s wages. Company contributions are recorded as soon as the pay month has been valued for matching contributions.

(e)	Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(g)	Administrative Expenses

The administrative costs of the Plan are paid by the Company and, as such, are not reflected as expenses of the Plan.

6	(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(3)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(4)	Investments

At December 31, 2005 and 2004, the following investments were held by the Plan:

	2005			2004
	Shares	Fair value		Shares	Fair value
Fidelity Blue Chip Growth Fund	142,476	$6,149,259	*	137,024	$5,715,282	*
Vanguard Windsor II Fund	188,365	5,901,470	*	161,405	4,959,962	*
Vanguard Balanced Index Fund	145,565	2,883,633	*	142,556	2,772,707	*
Vanguard Retirement Savings Trust	4,395,828	4,395,828	*	4,701,440	4,701,440	*
Vanguard Total Bond Market Index Fund	294,171	2,959,360	*	244,295	2,508,912
Vanguard 500 Index Fund	11,474	1,318,596		8,537	953,015
T. Rowe Price Mid-Cap Growth Fund	30,490	1,650,743		23,220	1,110,822
Weitz Value Fund	25,089	888,669		22,037	830,785
Franklin Small Cap Growth II Fund	59,869	753,750		46,191	555,211
FPA Capital Long Term Growth Fund	135,700	5,818,832	*	120,915	4,834,201	*
Artisan International Fund	62,162	1,573,319		50,931	1,127,616
Northwest Bancorp, Inc. common stock	747,923	15,900,843	*	785,185	19,700,292	*
Loans to participants	—	574,655		—	533,783

		$50,768,957			$50,304,028

*	Investments greater than 5% of net assets available for plan benefits at the end of the Plan year.
The Plan’s investments appreciated (depreciated) in value as follows:

	2005	2004
Mutual funds (includes realized losses of $314,266 and $155,558 in 2005 and 2004, respectively)	$1,357,110	1,881,146
Common stock (includes realized gains of $1,377,013 and $893,607 in 2005 and 2004, respectively)	(3,359,661)	2,595,053

	$(2,002,551)	4,476,199

Dividends and interest on plan investments were $1,805,853 and $1,030,763, respectively, in 2005 and 2004.

7	(Continued)

NORTHWEST RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(5)	Tax Status

A favorable determination letter was received from the Internal Revenue Service on November 24, 1997, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the Code), and the related trust is exempt from tax under Section 501(a) of the Code. Effective January 1, 2002, the Plan was amended and restated through the adoption of a prototype plan. Subsequent to the adoption of the prototype plan, the Plan was amended to become an individually designed plan. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401 (a) and the related trust continues to be tax-exempt as of December 31, 2005. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(6)	Plan Mergers

During 2005, the Plan Sponsor approved the merger of the Bell Federal Savings and Loan Association 401(k) Savings Plan into the Plan. The net assets of $129,813 were transferred into the Plan on March 15, 2005.

During 2004, the Plan Sponsor approved the merger of the Leeds Federal 401(k) Plan into the Plan. The net assets of $1,901,379 of the Leeds Federal 401(k) Plan were transferred into the Plan on October 29, 2004.

During 2004, the Plan Sponsor approved the merger of the First Carnegie Deposit 401(k) Plan into the Plan. The net assets of $1,725,972 of the First Carnegie Deposit 401(k) Plan were transferred into the Plan on December 31, 2004.

(7)	Northwest Savings Bank Employee Stock Ownership Plan

Beginning January 1, 2004, certain qualified participants in the Northwest Savings Bank Employee Stock Ownership Plan (ESOP) were eligible to diversify a portion of their Northwest Bancorp, Inc. holdings in the ESOP. Participants who elect to diversify their portion of their ESOP balance agree to in-kind transfer that portion of their ESOP balance to the Plan. Following the transfer, the participants are entitled to reinvest this balance in any of the Plan’s investment options, including Northwest Bancorp, Inc. For the year ended December 31, 2004, assets of $858,553 were transferred from the ESOP to the Plan as part of this diversification plan. For the year ended December 31, 2005, assets of $128,179 were transferred from the ESOP to the Plan as part of this diversification plan.

(8)	Related Party Transactions

Certain plan investments consist of shares of Northwest Bancorp, Inc. In addition, expenses of the Plan are paid by Northwest Savings Bank. Northwest Savings Bank is the Plan Sponsor, and Northwest Bancorp, Inc. is the Parent Company of the Plan Sponsor; and, therefore, the transactions qualify as party-in-interest transactions.

(9)	Subsequent Events

On March 7, 2006, the assets of the Horizon Bank, FSB, 401(k) Plan were merged into the Plan. The Horizon Bank Plan included assets of $82,600. Horizon Bank was the predecessor name for Equinox Bank.

8

Schedule 1
NORTHWEST RETIREMENT SAVINGS PLAN
EIN: 25-0368460
Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of issue,
borrower, lessor, or		Current
similar party	Description of assets	value
	Registered investment companies:
Fidelity Investments	Fidelity Blue Chip Growth Fund	$6,149,259
Vanguard	Vanguard Windsor II Fund	5,901,470
Vanguard	Vanguard Retirement Savings Trust	4,395,828
Vanguard	Vanguard Total Bond Market Index Fund	2,959,360
Vanguard	Vanguard 500 Index Fund	1,318,596
Vanguard	Vanguard Balanced Index Fund	2,883,633
T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund	1,650,743
FPA Investments	FPA Capital Long Term Growth Fund	5,818,832
Weitz	Weitz Value Fund	888,669
Franklin	Franklin Small Cap Growth II Fund	753,750
Artisan	Artisan International Fund	1,573,319

	Total registered investment companies	34,293,459

	Employer securities:
* Northwest Bancorp, Inc.	Northwest Bancorp, Inc. common stock	15,900,843

* Plan participants	Loans to participants (100 loans outstanding at 5.00% to 7.75% with maturity dates in 2006 through 2010)	574,655

		$50,768,957

*	Represents a party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

9

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHWEST RETIREMENT SAVINGS PLAN

Date: June 20, 2006	By: Name:	/s/ Richard L. Rausch Richard L. Rausch
	Title:	Senior Vice President, Northwest Savings Bank Plan Administrator